Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    April    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________











ADDITIONAL COAL LICENSES APPROVED Expands Willow Creek Coal Project to 126 square kilometres (49 square miles)


VANCOUVER, BRITISH COLUMBIA, April 27 , 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that the Company's application to receive an additional ten coal licenses adjacent to its existing Willow Creek Coal Project has been approved by the British Columbia government and signed on behalf of the Minister of Energy and Mines. The coal licenses cover 29 square kilometres (11 square miles) and increases the Company's 100% owned Willow Creek Coal Project to a total of 126 square kilometres (49 square miles).

Pine Valley applied for the coal licenses in March 2003 to consolidate its land position in areas which the Company believes are very prospective for the future expansion of the Willow Creek Coal Project. Pine Valley recently announced that commercial production is scheduled to commence in June of this year.

The core Willow Creek North and Central area hosts 15.2 million tonnes of measured and indicated reserves, as shown in the table below, and are the basis for the current production plans. The Company expects to achieve an annualized production rate of 1,000,000 tonnes per year by October 2004.

The new coal licenses, in conjunction with the Company's existing land position secure the Pine Pass, Crassier Creek and Fisher Creek coal reserves and resources as tabulated below. The Company will benefit from extensive work programs Shell Canada and Gulf Canada conducted during the 1980's defining these coal resources.

Pine Valley now has a total of 24.7 million tonnes of measured and indicated coal reserves (calculated by Norwest Corporation and conforming to National Instrument 43-101) and a further 78.6 million tonnes of coal resources (which do not conform to National Instrument 43-101 and for which the data is available through the British Columbia Ministry of Energy and Mines). The Pine Pass coal reserves and the Crassier Creek and Fisher Creek coal resources are an important part of the Company's future expansion plans of further exploration, mine development, and permitting, targeting a production level of at least 2,000,000 million tonnes annually by late 2005.

Pine Valley believes it has been successful in positioning itself well during the previous period of lower coal prices by acquiring valuable coal assets which can be brought into production and expanded to take full advantage of the current strength in the coal market. Pine Valley recently announced it has signed a non-binding letter of intent with a leading coal trading company with extensive experience in the coal industry. Subject to the negotiation and execution of final agreements and the approvals of both company's Boards of Directors, a $7.6 million USD ($10 million CAD) debt facility will be provided for capital requirements for mine-site construction and working capital required to begin mining by the end of June 2004.



SUMMARY OF SURFACE RESERVES AND RESOURCES
Area                             Category           Tonnes          Strip Ratio
                                                 (Millions) (BCM(1):tonne coal)
Willow Creek
(North and Central only)   Measured and Indicated     15.2                3.6:1
Pine Pass                  Measured and Indicated      9.5              10.15:1
Crassier Creek             Resource(2)                57.3                7.2:1
Fisher Creek               Resource(2)                21.3                7.6:1
(1) BCM is bank cubic metre of waste rock
(2) These historical resources calculations were prepared by Gulf Canada from work in the 1980s and do not conform to Canadian National Instrument 43-101 and are available through the British Columbia Ministry of Energy and Mines.




PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
 graham.mackenzie@radiant.net          raylagace@radiant.net




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.














                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    April 27, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer